August 3, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Planet Fitness Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-205141)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of Planet Fitness, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on August 5, 2015, or as soon as possible thereafter.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated July 27, 2015 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated July 27, 2015, through the date hereof:

Preliminary Prospectus, dated July 27, 2015:

4,169 copies were distributed to prospective underwriters, institutional investors, dealers and others.

[signature page follows]

Very truly,

J.P. MORGAN SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

                    INCORPORATED

JEFFERIES LLC

CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the Several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier
Name: Jason Fournier Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Liloia
Name: Michael Liloia Title: Vice-President

JEFFERIES LLC

By:	/s/ Michael A. Bauer
Name: Michael A. Bauer Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Aaron Weisbrod
Name: Aaron Weisbrod Title: Managing Director

[Signature Page—Underwriters’ Acceleration Request]